September 10, 2012

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re: Bauman Estate Planning, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 25, 2012

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 5 to our Registration Statement on Form S-1.

General

1. You disclose on page F-8 that your current fiscal year end is September 30; however, your EDGAR profile currently states that your fiscal year end is June 30. Please revise your EDGAR profile accordingly.

EDGAR profile revised to correctly reflect December 31 year end.

2. Given your disclosure on page F-8 that your current fiscal year end is September 30, please revise the financial statements currently included in your filing to present audited financial statements as of September 30, 2010 and September 30, 2011, and for the period from the date of inception on August 27, 2010 to September 30, 2010, the year ended September 30, 2011 and the period from the date of inception on August 27, 2010 to September 30, 2011. Given your status as a development stage company, please ensure that you present a statement of stockholders’ (deficit) equity that includes all activity from your inception through September 30, 2011. Refer to ASC 915-215-45-1.

Audited financials for year end Dec. 31 and for June 30, 2012 included.

3. Please include interim financial statements for the period ended December 31, 2011, including the period from the date of inception on August 27, 2010 to December 31, 2011. Given your status as a development stage company, please ensure that you present a statement of stockholders’ (deficit) equity that includes all activity from your inception through December 31, 2011. Refer to ASC 915-215-45-1. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X. Management’s Discussion and Analysis, page 12

Revised financials included and statement of stockholders equity reflective to inception included in December 31, 2011 financials.

Plan of Operation, page 12

4. We note your response to comment four of our letter dated January 3, 2012, and we reissue the comment in part.

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In the first paragraph of Note A on page F-17, you still state that you have no operations to date. Please revise this statement to accurately reflect the status of your operations for the period covered by the financial statements to which the note relates.

Revised to reflect ongoing operations.

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You now disclose that you will advertise locally and nationally through your website. Please disclose, if true, that you do not currently have a website. Please also disclose the estimated timetable for developing your website and how you expect to generate traffic, locally and nationally, to your website. If you currently have a website, please disclose the address for the website as well as whether it is currently operable in the manner in which you intend to use it.

The website is up and functional.  The website address is www.baumanep.com.  This site will continue to have some modifications to it to allow online preparation.  So if a client wishes to create their docs online they can.  We will hire an online expert to help us market the website like legalzoom.  We will use google search, tags, radio ads, newspaper ads and television.

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Please explain how you expect to support a national estate planning operation. In this regard, we note you have two part time employees and minimal revenues. Additionally, we note you currently outsource legal work to two attorneys. Please disclose how you plan to outsource legal work for the different jurisdictions you expect to be a part of your national estate planning operation.

We will not sell in any state in which our Documents are not compliant. Documents can be created online by the client or the information page can be filled out by them and sent to us.  The trust preparation does not take long.  An average of 30 minutes per trust.  Each employee can prepare about 25 trusts per day.  If more orders come in we will hire more staff to accommodate the needs.  The package will be printed and mailed to the client.  We will be able to accept online credit card payment.

Certain Relationships and Related Party Transactions, page 18

5. In response to comment eight of our letter dated January 3, 2012, it appears as if you revised your disclosures for the price at which shares were issued to Mr. Bauman rather than the price at which shares were issued to Ms. Scott. In this regard, we note on pages 18, F-9, and F-17, you state that you issued shares of common stock to Mr. Bauman at $0.001 per share in consideration of $5,900. On page II-1, you state that you issued shares of common stock to Ms. Scott at $0.00065 per share. Please revise these disclosures on pages 18, F-9, F-17, and II-1 to state, if true, that you issued the shares to Mr. Bauman at $0.00065 per share and that you issued the shares to Ms. Scott at $0.001 per share.

Revised to correct that the shares were issued to Mr. Bauman at $0.00065 and Ms. Scott at $0.001.

Exhibit 23.1

6. We note your response to comment 13 of our letter dated January 13, 2012. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting.

Consent as experts in auditing and accounting now included in auditor consent.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.